823/37

Corficolombiana
NIt 890.300.653-6

RECEIVED

BEST AVAILABLE COPY

Cali, February 21, 2007

07021423

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Press release in newspaper **La Republica** and **El País** dated february 21, 2007, announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders and the General Assembly Meeting of Common Stockholders, to be held on March 15, 2007.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Amalia Correa Young
Vicepresident

DIRECCION
Bogota: Carrera 13 No. 26-45 Pisos 3, 7 y 8 Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4-47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesorería (2) 8891351
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

RIDER 1

Press release in newspaper **La Republica** and **El País** dated february 21, 2007, announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders and the General Assembly Meeting of Common Stockholders, to be held on March 15, 2007.

DIRECCION
Bogota: Carrera 13 No. 26-45 Pisos 3, 7 y 8 Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4-47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesorería (2) 8891351
www.corficolombiana.com

BEST AVAILABLE COPY

Reseña

CONSEJO DE ESTADO

Orlando Duque conserva la curul

El máximo tribunal administrativo del país determinó mantener la investidura del representante a la Cámara por el Valle Orlando Duque, cuya elección había sido demandada por presuntas inhabilidades por coincidencia o cruce de períodos.

Al fallar la impugnación interpuesta por Norman Oswaldo Ramos, el Consejo De Estado determinó que Duque no incurrió en causal de inhabilidad por cuanto renunció a su curul en la Asamblea del Valle seis meses antes de asumir su puesto en la Cámara de Representantes.

Duque fue elegido el año pasado en representación del Movimiento Popular Unido, MPU.

OPOSICIÓN

Referendo por las transferencias

El Partido Liberal y Polo Democrático unieron esfuerzos para realizar un refrendo y movilizaciones sociales en defensa de las transferencias para las regiones.

El principal objetivo es que el dinero que se les gira a las regiones vuelva a depender de los ingresos corrientes de la Nación.

"Haremos el esfuerzo en el Congreso para salvaguardar los intereses de los departamentos y municipios persuadiendo a la coalición de Gobierno de que por encima de sus afectos y compromisos debe estar el pueblo colombiano", reseña el comunicado conjunto.

BUENAVENTURA

Delgado aspirará a la Alcaldía

El diputado a la asamblea Francisco Delgado Riascos anunció que en los próximos días hará la presentación de su candidatura a la Alcaldía de Buenaventura, para el período 2008-2011.

Delgado, quien es filósofo y licenciado en educación, ha ocupado diferentes cargos en la administración pública, especialmente en el área de educación.

Hace cuatro años, Delgado resultó elegido diputado por el movimiento Huella Ciudadana.

Sin embargo, es posible que ahora se inscriba con el respaldo de firmas.

LIBERALISMO

En marzo eligen candidato

El Directorio Departamental del Partido Liberal en el Valle definió que el 25 de marzo, a la par con la escogencia de cuadros directivos en municipios y departamentos, elegirá su candidato a la Gobernación del Valle para las elecciones de octubre próximo.

Los aspirantes a la candidatura son la ex senadora María del Socorro Bustamante de Lengua y el ex secretario de Hacienda del Valle José Arlen Carvajal.

Según el acuerdo, en las votaciones podrán participar todos los ciudadanos con cédula vigente.

Aún no hay fecha para la escogencia de candidato a la Alcaldía de Cali, postulación a la que aspiran el ex director de la CVC Alejandro de Lima y el concejal Carlos Andrés Clavijo.

ENFRENTAMIENTO. "Me declaro en rebeldía dentro del Partido": Serpa

El Proceso 8.000 agrieta al liberalismo

Quedó en evidencia el distanciamiento entre el ex candidato presidencial y el jefe de la colectividad, César Gaviria. En vilo la unidad del partido en momento clave en el Congreso.

Resumen de agencias



César Gaviria Trujillo.



Horacio Serpa Uribe.

Bogotá. Horacio Serpa pidió ayer que se reabra una investigación en su contra por el Proceso 8.000, al tiempo que se declaró en rebeldía dentro del Partido Liberal.

El ex candidato presidencial hizo este pronunciamiento al rechazar las declaraciones del ex presidente César Gaviria, en las que manifestó que no asumirá la defensa política sobre ningún miembro del liberalismo implicado en el sonado caso.

"No acato las decisiones del Partido Liberal. Soy simplemente un militante que no se siente representado en la colectividad", aseguró Serpa.

Tras el escándalo revivido por la última confesión del ex ministro Fernando Botero Zea, en la que reveló que "Serpa y (Ernesto) Samper tenían conocimiento de la infiltración de dineros ilegales en la campaña", Gaviria, jefe del Partido Liberal, dijo sentirse impedido para interferir a favor de los acusados, pues sólo tiene como argumento los pronunciamientos judiciales de entonces.

En una carta divulgada ayer, Serpa le respondió a Gaviria que nunca pidió su respaldo, ni el del Partido, y lo acusó de desconocer el Estado de Derecho, pues hace nueve años la justicia lo absolvió de cualquier responsabilidad dentro del proceso.

"Ahora que Botero se me vino encima, a raíz de la condena de la honorable Corte y para generar un gran escándalo que amortigüe los efectos de la 'parapolítica', invoqué el fallo judicial mencionado, que para usted no significa nada. Extraña postura en quien, con toda razón, ostenta la paternidad de la Constitución de 1991".

Aunque el ex candidato presidencial reconoció que está de acuerdo con el ex Mandatario en que el Partido Liberal ha sido la gran víctima del Proceso 8.000, insiste en que no es culpable. "Ni mis peores adversarios me han comprometido con la autoría intelectual, ni con los hechos relativos a la consecución, transporte y entrega de los dineros mañosos", señaló.

Serpa también anunció su decisión de renunciar a la prescripción por el caso del Proceso 8.000 y pidió a la Fiscalía la reapertura de las investigaciones. De igual forma, le pidió a Gaviria "que ordene a la Comisión de Ética del Partido que reabra el caso".

Aunque Serpa aseguró que no le interesa participar en las actividades del liberalismo, prometió estar presente en el próximo congreso para definir su futuro dentro del Partido.

A su vez, el ex presidente Ernesto Samper dijo estar sorprendido con el pronunciamiento de Gaviria: "Me parece insólito, y lo digo como abogado, que un ex Mandatario de la República desconozca un fallo judicial cualquiera que sea. El país tiene cosas muchos más importantes que andar detrás de los chismes de peluquería del señor Botero".

LA BANCADA. El contrapunteo entre Serpa y Gaviria tiene en vilo a la colectividad liberal, sobre todo ahora que se necesita la unidad del Partido para afrontar debates cruciales como el Tratado de Libre Comercio o la reforma a las transferencias.

Es por eso que las bancadas de Senado y Cámara se reunirán para tratar el tema y buscar un pronunciamiento conjunto que apaciguaría los ánimos entre las partes. Así lo confirmó el senador de la Comisión Segunda Juan Manuel Galán: "Hay que mirar con cabeza fría el tema".

Otros parlamentarios prefirieron no pronunciarse.

En sus propias palabras

"Este es un partido muy grande que tiene diferencias internas permanentemente, hay molestias de una lado y otro, eso es normal, lo importante es poder tramitarlas internamente".

Juan Fernando Cristo, *senador.*

"Reabrir el Proceso 8.000 sería sano para el país. Lo importante es que se vaya al Congreso del Partido Liberal y que allá dirimamos las diferencias que no son marginales, sino doctrinarias y éticas".

Piedad Córdoba, *senadora.*

"[illegible] Serpa demuestra que no tiene rabo de paja ni le tiene miedo a que lo investiguen, y eso es lo que quiere el Partido Liberal".

Camilo Sánchez Ortega, *vicepresidente del Senado.*

El dato clave

■ Hace sólo un mes, Horacio Serpa y César Gaviria se enfrentaron en la casa del senador Juan Fernando Cristo, donde se pretendía organizar la estrategia electoral de octubre.

EL PRESIDENTE DE LA
CORPORACIÓN FINANCIERA COLOMBIANA S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 15 de marzo de 2007 a las 2:30 p.m., en la Carrera 13 No. 26-45, piso 11 del Edificio Internacional de la ciudad de Bogotá, para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 15 de marzo de 2007 a partir de las 3:00 p.m., en la Carrera 13 No. 26-45 piso 11 del Edificio Internacional de la ciudad de Bogotá.

Los Señores Accionistas que no concurran personalmente, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien ésta pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario General de la Corporación.

PEDRO NEL OSPINA SANTA MARÍA
Presidente
Bogotá, 21 de febrero de 2007

Corficolombiana

LOS MARTES, MIÉRCOLES Y JUEVES
LAS SORPRESAS VUELAN CON AVIANCA
INTERNACIONAL
De Cali a Miami
USD$ 379
IDA Y REGRESO
De Colombia a Curaçao o Aruba
USD$ 239
IDA Y REGRESO
De Cali a Quito
USD$ 90
IDA Y REGRESO
De Colombia a Los Ángeles
USD$ 399
IDA Y REGRESO
NACIONAL
De Cali a Bogotá o de Bogotá a Cali
$113.000
POR TRAYECTO
Consulta en tu agencia de viajes, llama al 321 3434 o ingresa a www.avianca.com
Avianca
¡Aquí están pasando cosas!

SEA DUEÑO DE ESTA MULTIMILLONARIA EMPRESA CON SOLO $ 30.000.000
HOTEL MULTICENTRO COSTA CARIBE
BENEFICIOS
• Gane Renta Mensual toda la vida
• Disfrute sin límites con la familia
• Gane Valorización, Subsidios
• Incentivos Tributarios
Propiedad, Renta y Bienestar
VINCULESE, RECIBA RENTA Y DISFRUTE YA!
Crédito hasta 48 Meses. Banco AV Villas
CONTACTENOS: Calle 120 No.51-94 Bogotá Tel (1) 213 2597 - (1) 607 4898 (1) 481 3072 Cel. 312 613 5622 - www.mtcostacaribe.com

Economía

Envíenos sus opiniones y sugerencias a economia@elpais.com.co

PARA LOS QUE BUSCAN INVERSIONES INNOVADORAS.
www.corficolombiana.com
CALL CENTER: 01 8000 522 258
Casa de Bolsa Corficolombiana

cifras del día

DÓLAR
TRM Hoy $2.220,06 — Ayer $2.221,70
CASAS DE CAMBIO
promedio de compra $2.155
promedio de venta 2.215

INTERÉS (E.A)
DTF 6,94%

UVR
Hoy 160,6344
Mañana 160,8785

DEVALUACIÓN

CAFÉ (LIBRA)
Hoy US$ 1,2193

PETRÓLEO (BARRIL)
Hoy US$ 58,07

AZÚCAR (LIBRA)
Hoy US$cent 10,79

METALES (GRAMOS)
Oro $47.757
Plata $992
Platino $83.643

COMERCIO. Parlamentarios definieron cronograma de la discusión en medio de roces y acusaciones

Congreso iniciará debate del TLC el 15 de marzo

El presidente de la Comisión Segunda de la Cámara, Óscar Bravo, será el encargado de dirigir las sesiones para debatir el acuerdo firmado con los Estados Unidos. Por supuestos errores de procedimiento fue recusada la senadora Marta Lucía Ramírez. Expectativa.

Colprensa y Redacción

En medio de un ambiente lleno de roces políticos, fue definido ayer en el Congreso de la República un primer cronograma para comenzar a debatir el Tratado de Libre Comercio, TLC, firmado con los Estados Unidos.

Para tal efecto, los parlamentarios acordaron iniciar el próximo 15 de marzo los primeros debates y la votación del acuerdo firmado con los Estados Unidos, el cual pretende liberar en un 100% el comercio entre ambos países.

Con base en lo convenido, la agenda comienza hoy con la participación del ministro de Comercio, Industria y Turismo, Luis Guillermo Plata. Inicialmente se establecieron tres foros regionales, pero las ciudades donde se llevarán a cabo aún no se han definido.

El presidente de la Comisión Segunda de la Cámara, Óscar Bravo, será el encargado de dirigir el debate del TLC en el Congreso de la República. A esta decisión se llegó luego de que las comisiones aprobaran el impedimento de la senadora Marta Lucía Ramírez para esa tarea.

UN ENREDO. El tratado no ha podido ser sometido a discusión en el legislativo en las actuales sesiones extras, a pesar de que tiene mensaje de urgencia por parte del Gobierno.

El retraso obedece a que la senadora Marta Lucía Ramírez se declaró impedida para presidir las comisiones conjuntas del Congreso encargadas de esa tarea.

El argumento de la senadora y ex ministra fue colocado en tela de juicio por sus colegas Cecilia López Montaño y Juan Manuel Galán, quienes presentaron una recusación en su contra por haber convocado sesiones conjuntas para el estudio del tratado comercial.

El asunto ya está en manos de la comisión de ética del Congreso, que tendrá tres días para definir sobre esta medida.

Por su parte la vicepresidenta de la comisión segunda, Alexandra Moreno Piraquive dijo que la señora Ramírez "se saltó un procedimiento pendiente y las irregularidades podrían dar mérito a una pérdida de investidura".

No obstante, miembros de la bancada de la U, partido de la congresista, dijeron que ésta actuó conforme a las normas para estos casos.


Exportaciones de Colombia hacia EE.UU.
En millones de dólares
9.000
7.500
6.000
4.500
3.000
1.500
0
1999
2000
2001
2002
2003
2004
2005
2006
Fuente: Dane
Gráfico | EL PAÍS

'Parapolítica' no afecta el tratado

El viceministro de Comercio, Eduardo Muñoz Gómez, aseguró que el escándalo de la 'parapolítica' no ha generado ninguna señal negativa en los Estados Unidos para debatir el TLC.

El escándalo de la parapolítica, que tiene en la cárcel a varios congresistas, no ha causado un impacto negativo para el TLC en los Estados Unidos.

Así lo afirmó ayer en Medellín el viceministro de Comercio, Eduardo Muñoz Gómez, donde se negocia un tratado similar con los países centroamericanos y que ya está avanzado en un 80%.

El funcionario, quien actúa como jefe negociador de esas conversaciones, sostuvo "que nuestra política exterior, en cuyo marco de referencia se mueve la política comercial, es de vieja data y también es conocida por todo el mundo. De manera que no debería haber un efecto negativo".

Recalcó que " hasta ahora, los resultados son positivos, porque Estados Unidos está entendiendo nuestro mensaje".

Lo que sigue

Para que el TLC se convierta en ley de la República requiere de cuatro debates. Los mismos se realizan en comisiones de Senado y Cámara y luego en plenarias de ambas corporaciones. El paso final es la sanción por parte del Presidente de la República.



PREPÁRATE PARA LAS PRÓXIMAS PRUEBAS
MASTER ICFES
¡Lo tiene todo!
Master ICFES Standar
$21.900 Público
Suscriptor: $19.000
Master ICFES Profesional
$49.000 Público
Suscriptor: $42.000
Software de evaluación y entrenamiento para presentar el Exámen del ICFES, es una herramienta ágil y amena que le permite al estudiante familiarizarse con las pruebas de estado
Cubre todas las materias
Calificación inmediata
Verificación de resultados
Area de navegación
Cronometro con verificación de tiempo y progreso
Compatible con Windows 95 hasta Windows XP
Con el respaldo de
EL PAÍS
Pedidos a domicilio: 6855000 / Fuera de Cali a nuestra línea Gratuita 018000110049 - Encuéntrelos en nuestras oficinas EL PAÍS en Cali y la región, Almacenes LA 14, Librería Nacional, Comfandi.

ELECTRIFICADORAS.

Creció 5,2% la demanda de energía

Un crecimiento del 5,2% registró la demanda de electricidad en Colombia durante enero del presente año, en comparación con el mismo mes del 2006.

Según reveló la firma XM, encargada de la administración y operación de los mercados de energía, durante el primer mes del año la demanda de electricidad en Colombia fue de 4.309,5 gigavatios-hora, que es superior a los 4.096,6 gigavatios-hora registrados en enero del 2006.

La compañía señaló que el resultado es el más alto para el mes desde el inicio del mercado, seguida por la tasa presentada en enero de 1998 que tuvo un crecimiento del 4,9% con respecto a enero del 1997.

La demanda reguiada, que está conformada básicamente por los usuarios residenciales, aumentó 6,75, mientras que la no Regulada, es decir, la industrial, creció 2,4%.

Sin embargo, en la no regulada se destacó el crecimiento del 6,9% en la demanda de las industrias manufactureras; del 7,2% en Comercio, Reparación, Restaurantes y Hoteles; y del 38,7% en Construcción.

El reporte de XM también señala que la demanda en los últimos 12 meses, es decir, de febrero de 2006 a enero del 2007, se ubicó en 51.027,5 gigavatios con una tasa de crecimiento del 4,2%, en relación a los anteriores doce meses anteriores.

TODELAR
Está en todas partes

BANCOS. La cartera logró récord durante el 2006

Los colombianos se endeudaron más


Variación de la cartera de crédito bancario
(en billones de pesos)
30
25
20
15
10
5
0
-5
3,67
-2,42
4,31
0,2
2,34
3,18
10,19
10,5
23,71
1998
1999
2000
2001
2002
2003
2004
2005
2006
Fuente: Asobancaria
Gráfico | EL PAÍS

Colprensa

Por cuenta de las facilidades crediticias y las bajas tasas de interés, los colombianos se endeudaron más en el último año para comprar carro, casa, electrodomésticos y planes de vacaciones y estudio.

Por ello, al cierre de 2006 la cartera de los establecimientos de crédito mantuvo su tendencia de expansión al alcanzar un saldo de $97,9 billones y un crecimiento de 27,5%, frente a los $76,73 billones que había logrado en 2005.

Este resultado obedece a la mayor confianza por parte de los consumidores e inversionistas, así como las estrategias de la banca. De hecho, el crecimiento de la economía el año pasado estuvo acompañado de una importante expansión crediticia, incluso mostrando la variación anual más alta de los últimos nueve años.

El superintendente financiero, Augusto Acosta, atribuyó este crecimiento a factores como la considerable disminución de las tasas de interés en las distintas modalidades de crédito, en especial la cartera hipotecaria.

"Además, la entrada de nuevos establecimientos de crédito especializados en nichos específicos y la utilización de fábricas de crédito que permite agilizar los procesos de desembolso han contribuido a afianzar el otorgamiento de crédito", dijo.

Analizando por tipo de crédito, se destaca el incremento en la línea de consumo que ha crecido a una tasa de 49,4%, al pasar de $17,43 billones en 2006 a $26,04 billones en 2005. Por su parte, los desembolsos de microcrédito llegaron a $1,67 billones el año pasado para un aumento de 33,7% frente a $1,25 billones durante el año 2005.

El dato clave

Las carteras comercial e hipotecaria presentaron crecimientos de 28,4% y 10,8%, al llegar a $54,47 billones y $7,53 billones, respectivamente.

PAPELES. Sugieren bajar concentración en deuda

Inversionistas piden revolcón en portafolios

Bogotá

Afectados por la descolgada en el valor de los títulos de deuda pública en mayo y junio de 2006, los inversionistas institucionales, en especial las aseguradoras y las Administradoras de Fondos de Pensiones (AFP), están buscando una fórmula que les permita diversificar su portafolio y blindarse ante una nueva caída en los precios de los TES.

Así lo confirmó el presidente ejecutivo de la Federación de Aseguradores Colombianos (Fasecolda), Roberto Junguito, quien explicó que la destorcida de los mercados de valores durante el segundo trimestre del año pasado le dejó una enseñanza, no sólo a la industria aseguradora, sino a todas las instituciones que tenían inversiones importantes en éstos activos.

Según el ejecutivo, aunque al cierre de 2006 las empresas aseguradoras registraron ganancias por 564 mil millones de pesos, éstas fueron inferiores a las de 2005 en 1,04 billones de pesos, es decir, cerca de 64 por ciento. [illegible] del sector, registró una reducción de 54,9 por ciento comparando las cifras de 2005 con las de 2006, al pasar de 2 billones de pesos a 930 mil millones de pesos.

Algo similar le sucedió a las AFP, entidades que también tienen que hacer inversiones ligadas al marco regulatorio existente y que vieron cómo el saldo de su portafolio, en la subcuenta de pensiones obligatorias, pasó de 39,2 billones el 30 de abril de 2006, a 36,9 billones de pesos el 30 de junio del mismo año. Es decir, una diferencia negativa de 2 billones de pesos en dos meses, sin tener en cuenta el valor de las subcuentas de cesantías y pensiones voluntarias.

Pero la situación, aunque superada durante el segundo semestre de 2006, parece que tendrá un segundo capítulo. Según el gerente de investigaciones de Corficolombiana, Andrés Restrepo, las tasas de los papeles de deuda pública del 2020, estarán a finales de 2007 por encima de 10 por ciento. El pronóstico, según el experto, se fundamenta en que el Emisor ha dicho que hará aumentos periódicos en las tasas [illegible]

Flexibilización

Los inversionistas tienen que ceñirse a un régimen establecido para decidir en qué activos pueden invertir. En el caso de las AFP, la legislación establece topes traducidos en porcentajes para inversión de la siguiente manera: títulos de deuda pública, 50 por ciento; títulos de Fogafín o Fogacoop, 10 por ciento; activos de renta fija vigilados por la Superfinanciera, 30 por ciento; títulos de renta fija de instituciones no vigiladas, 30 por ciento; renta variable, 30 por ciento; depósitos a la vista, 2 por ciento; papeles de agentes externos, 20 por ciento y posiciones descubiertas en moneda extranjera, 20 por ciento.

Jorge Arciniegas

Incentivo

Respuesta

Fuentes del Gobierno Nacional explicaron que el Ejecutivo está presto a escuchar todas las propuestas que permitan mayor profundización en el mercado bursátil colombiano y que prueba de eso es que a partir del próximo 1° de marzo las carteras colectivas especiales, es decir las reservas de los seguros, fondos de cesantía y de pensiones obligatorias, podrán utilizar hasta 30 por ciento de sus recursos para operaciones de transferencia temporal de valores.

ENTREVISTA. Ex presidente de Bancafé afirma que en cuatro años habrá una contracción del sector

"Colombia está en el radar de la banca mundial": Castellanos

Jorge Enrique Fajardo Barrios
jfajardo@larepublica.com.co
Bogotá

El ex presidente de Granbanco-Bancafé, Jorge Castellanos, calificó la llegada de los principales bancos del mundo al país como "pasos de animal grande" y pronosticó que en los próximos cuatro años habrá una importante reducción en el número de bancos.

En diálogo con LA REPÚBLICA, el banquero afirmó que la venta de Bancafé se produjo en el momento indicado lo que permitió maximizar el precio, pero además sirvió para que la banca extranjera conociera sobre la realidad del mercado financiero local.

¿Cuál era la idea con Granbanco?

Volverlo una máquina productora y venderlo porque pensábamos que el Gobierno no tenía porqué estar en este tipo de negocios, en especial en una entidad comercial dirigida a atender empresas. Además queríamos protegerlo de prácticas clientelistas, politiquería, e impedir prestarle a gente que no se debía, como ocurrió en el pasado.

[illegible]

¿Por qué escogieron octubre para subastarlo?

Los resultados de Granbanco-Bancafé eran muy buenos [illegible]

¿Bancafé sirvió para que los extranjeros miraran el mercado local?

No me cabe ninguna duda de [illegible] Colombia ha consolidado un modelo de banca netamente nacional a diferencia del resto de países de Latinoamérica, pero es difícil resistir los intereses y las presiones de la globalización. Un sector sólido y en crecimiento es atractivo y el colombiano está en el radar de los bancos más grandes del mundo.

¿Continuará la reducción del sector financiero?

Le aseguró que el número de bancos disminuirá y será de tal magnitud que en 2010 cuatro bancos representarán 90 por ciento de los activos. Y para los usuarios será muy beneficioso porque habrá competencia, debido a que según la experiencia cuando hay atomización y muchos bancos chiquitos los productos financieros son caros.

¿Por qué decidieron crear una nueva entidad?

El Banco Cafetero hizo crisis y estalló en 1999 porque no tenía gobernabilidad, razón por la cual el Fondo de Garantías de Instituciones Financieras (Fogafín) tuvo que inyectarle 1,2 billones de pesos para sanearlo y tratar de venderlo, pero mantenía culturalmente muchos de los vicios del pasado, en particular la gente no quería darle el nivel de competencia, lo que provocó el gran fracaso del primer intento de privatización en febrero de 2004.

¿Cómo fue esa crisis?

Con esas operaciones de tesorería también se logró eficiencia. Cuando recibimos el banco en 1999 por cada peso que entraba de utilidad se gastaban 1,11 pesos y no [illegible] un perdedor nato. En el 2003, de cada peso que ganaba se gastaba 89 centavos, logrando un equilibrio pero no daba utilidades. Y el indicador de eficiencia del nuevo Bancafé es por cada peso se gasta 48 centavos.

¿Qué opina de la llegada de los bancos más grandes del mundo?

Soy optimista, pero siento pasos de animal grande, en todos los sentidos. Hasta el momento [illegible]



Jorge Castellanos [illegible] recibió ofertas de la banca nacional y extranjera [illegible] el ex presidente de Bancafé [illegible]

"Cuando recibimos el banco en 1999 por cada peso que entraba de utilidad se gastaban 1,11 pesos", dice.

Executive Summary

Giant animal footsteps

Jorge Castellanos, ex-President of Granbanco-Grancafe, called the arrival of the main world banks to the country, as "giant animal footsteps" and predicted that in the next four years there would be an important reduction in the number of banks. In a dialogue with La República, the banker affirmed that the sale of Bancafe took place at the right time, which allowed a maximization of the price, but also served to let international banks know about the reality of the financial market in the country. Regarding the question of what was behind the sale of Bancafe, Castellanos said the idea was to turn it into a productive machine and sell it, "as we thought that the Government did not have to be in this type of business; especially a commercial entity directed at businesses. We also wanted to protect it from ill begotten political pressures and practices as has occurred in the past".

FINANZAS. Ayudaría a mejorar calificación

Cae bien frenar emisión de TES

Bogotá

La posibilidad, anunciada por el gobierno, de no colocar más deuda en papeles domésticos este año caería bien entre los agentes del mercado y en general, podría ser un impulso adicional hacia el logro de una mejor calificación de la deuda.

El ministro de Hacienda saliente, Alberto Carrasquilla, ha generado expectativa con el anuncio de tener pendiente la colocación o no de más TES en el transcurso del año, pues tiene suficiente caja para atender las necesidades.

La caja del gobierno asciende a por lo menos 7 billones de pesos, inflada por las privatizaciones de los bancos y con el mayor recaudo tributario de un billón de pesos en el mes de enero.

John Jiménez, promotor de negocios de la firma Gesvalores, no está tan seguro de que el gobierno emita menos títulos este año y por el contrario menciona alternativas para mantener dinámico el mercado como ampliar el vencimiento de la deuda de 3.600 días a 5.600 días, el promedio de plazo de los países latinoamericanos.

En todo caso –asegura Jiménez–, la liquidez proveniente del billón de pesos adicionales recaudados en enero puede ser utilizado para la recompra de deuda cara y por esa vía evitar desalientos en el programa de creadores de mercado.

Por su parte, Daniel Niño, jefe de investigaciones de Bancolombia, cree que la decisión del gobierno de no emitir más TES es viable, pero está convencido que emitirá y luego recomprará o prepagará endeudamiento más costoso.

Marino Salgado, de la firma Profesionales de Bolsa, señala que la decisión de emitir o no, es lo menos relevante, "lo clave es lo que está detrás, pues si esa decisión obedece a una situación estructural de la economía, las condiciones son inmejorables".

Si el gobierno no coloca más deuda –dice Salgado–, sería muy bueno porque habrá menos oferta y una tendencia clara a la baja de la tasa de interés, al analizar una eventual decisión en ese sentido.

Luis Segundo Gámez

EL CONCEJO DE BOGOTA D.C

INVITA

A LOS INTERESADOS EN PARTICIPAR EN EL CONCURSO DE MERITOS PARA ELEGIR EL SECRETARIO GENERAL DE LA CORPORACIÓN A INGRESAR A NUESTRA PAGINA WEB www.concejodebogota.gov.co EN DONDE ENCONTRARAN LA INFORMACIÓN DE LA CONVOCATORIA AL PROCESO.

EL CONSEJO DE ADMINISTRACION LA COOPERATIVA DE APORTES Y CREDITO DE PENSIONADOS DEL SECTOR ESTATAL LTDA. "PRODUZCAMOS"

CONVOCA:

A Asamblea General Ordinaria de Delegados, para el día Sábado 24 de Marzo de 2.007, a partir de las 8:00 horas, en su Sede Situada en la Calle 45 A No. 48 A 94 Bogotá D.C.

La Asamblea se ocupará de la elección de (3) miembros del Consejo de Administración y Junta de Vigilancia, por habérseles vencido su período.

Bogotá D.C., Febrero 19 de 2007.

ANDRES PIÑEROS BECERRA, Presidente — GLADYS RUIZ DE SUAREZ, Secretaria General (Hay firmas) — SERGIO VILLARANO VARONA, Gerente

EL PRESIDENTE DE LA

CORPORACIÓN FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 15 de marzo de 2007 a las 2:30 p.m., en la Carrera 13 No. 26-45, piso 11 del Edificio Internacional de la ciudad de Bogotá, para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 15 de marzo de 2007 a partir de las 3:00 p.m., en la Carrera 13 No. 26-45 piso 11 del Edificio Internacional de la ciudad de Bogotá.

Los Señores Accionistas que no concurran personalmente, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario General de la Corporación.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá, 21 de febrero de 2007

Corficolombiana

SOCIEDADES BOLÍVAR

LA SECRETARIA GENERAL DE SOCIEDADES BOLÍVAR S.A.

En atención a lo dispuesto por la Junta Directiva en la sesión del día 19 de febrero de 2007 y según lo previsto en los estatutos sociales, convoca a los señores accionistas a la Asamblea General Ordinaria de Accionistas que se celebrará el día 16 de marzo de 2007 a las diez y treinta de la mañana (10:30 a.m.) en el domicilio social ubicado en la carrera 10 No. 16-39, piso 2 de la ciudad de Bogotá D.C..

Los libros y documentos de ley estarán a disposición de los señores accionistas, durante los quince (15) días hábiles anteriores a la reunión.

En caso de no poder asistir, se ruega acreditar la representación mediante poder escrito.

MARÍA MERCEDES IBÁÑEZ CASTILLO
Secretaria General

Cementos Argos S.A.

ARGOS

Convoca a la reunión ordinaria de la Asamblea General de Accionistas que se efectuará en la ciudad de Barranquilla, el [illegible] de 2007, a las 10:30 a.m. en el Salón [illegible] ubicado en la Calle [illegible] 52B/10 en Barranquilla.

Se recuerda a los señores accionistas que el [illegible] de la Circular 118 de 2002 [illegible] en ningún caso podrán actuar [illegible] empleados de la Sociedad.

Se someterá a consideración de la Asamblea el siguiente Orden del Día:

1. Verificación del quórum.
2. Lectura y aprobación del Orden del Día.
3. Designación de una comisión para aprobación del Acta.
4. Informe conjunto de la Junta Directiva y el Presidente.
5. Presentación de los Estados Financieros a 31 de Diciembre de 2006.
6. Informe del Revisor Fiscal.
7. Aprobación del informe conjunto de la Junta Directiva y el Presidente y de los Estados Financieros a 31 de Diciembre de 2006.
8. Presentación y aprobación del Proyecto de Distribución de Utilidades.
9. Propuesta de Reforma Estatutaria.
10. Elección de Junta Directiva y asignación de remuneración.
11. Elección de Revisor Fiscal y fijación de honorarios.
12. Proposiciones y Varios.

Dentro del término legal, los libros y demás documentos [illegible] quedan a disposición de los señores accionistas [illegible] en las oficinas de la Administración [illegible] Barranquilla, Colombia.

JOSÉ ALBERTO VÉLEZ C.
Representante Legal

▶ El huracán Katrina le costó al sector US$45.000 millones
▶ Terremoto de mayo de 2006 en Indonesia mató a 5.750 personas

MOVIDAS EMPRESARIALES

RESULTADOS

Cervecera Bavaria vuelve a registrar balance positivo

La cervecera Bavaria S.A. volvió a mostrar números negros el año pasado, luego de un agitado 2005, en el que la compañía fue protagonista de las movidas empresariales por su venta a la sudafricana SABMiller y por las gruesas pérdidas que experimentó. En un reporte a la Superintendencia Financiera, la cervecera informó que al cierre de 2006 arrojó utilidades por 30.911 millones de pesos. Estas cifras contrastan con las del año anterior, cuando la compañía mostró un saldo negativo de 110.577 millones de pesos. Recientemente, Bavaria había informado que su contribución al fisco se incrementó de forma significativa el año pasado. Es así como el total pagado en impuestos por la firma y sus compañías subsidiarias, fue de 1,64 billones de pesos, lo que representó un aumento del 12,3 por ciento, con respecto al 2005.

BURSÁTIL

Acciones de Rinker, al alza por especulación de Cemex



Las acciones del fabricante de materiales para la construcción Rinker Group, subieron ayer 4 por ciento ante expectativas de que la mexicana Cemex, interesada en la compañía, mejore su oferta, tras una fusión concretada en Estados Unidos entre dos rivales del sector. Los títulos de la australiana, tocaron un máximo de 9 meses a 20 dólares australianos por acción, 21 por ciento por encima de los 13 dólares (16,51 dólares australianos) ofrecidos por la mexicana Cemex. El incremento se produjo luego de que Vulcan Materials acordó adquirir Florida Rock Industries en una operación en efectivo y acciones valuada en alrededor de 4.600 millones de dólares. Los analistas dijeron que esta operación establece un marco de referencia para lo que las compañías están preparadas para pagar en adquisiciones dentro del sector.

COOPERACIÓN

EPM firma convenio para mejorar la gestión ambiental

Empresas Públicas de Medellín (EPM), suscribió un acuerdo con las corporaciones regionales en Antioquia, que les permita impulsar la gestión ambiental, la cooperación técnica y la investigación en aquellas zonas que sean de interés común. Con esta alianza, firmada por un periodo de tres años, las entidades destinarán recursos técnicos y financieros encaminados al desarrollo e implementación de planes y políticas cuyo objetivo sea la preservación y administración de los recursos naturales, el saneamiento básico, mejoramiento ambiental y la protección de las cuencas hidrográficas. Esta acción corresponde a un compromiso de la empresa antioqueña con los 10 principios del pacto Global de las Naciones Unidas, de los cuales hace parte el cuidado y protección del medio ambiente.

Salud Total

LA SUSCRITA SECRETARIA GENERAL Y JURÍDICA DE SALUD TOTAL S.A. ENTIDAD PROMOTORA DE SALUD ADMINISTRADORA DE RÉGIMEN SUBSIDIADO S.A.

Se permite convocar a una reunión ordinaria de Accionistas, el día veintiocho (28) de Marzo de 2007 a las 4:00 p.m., en el Club el Nogal, Salón Montecarlo: Cra. 7 No. 78-96 de Bogotá D.C.

El orden del día que se propone a la Asamblea es el siguiente:

1. Verificación del Quórum.
2. Lectura y aprobación del Orden del día.
3. Elección de Dignatarios.
4. Informe con corte a Diciembre 31 de 2006, del Presidente y la Junta Directiva a los accionistas de Salud Total S.A. EPS-ARS.
5. Informe con corte a Diciembre 31 de 2006, del Revisor Fiscal a los accionistas de Salud Total S.A. EPS-ARS.
6. Lectura y aprobación de estados financieros a Diciembre 31 de 2006, en cumplimiento de lo establecido en el Artículo 291 del Código de Comercio y demás disposiciones vigentes y presentación de información del Artículo 446 del Código de Comercio y Artículo 29 Ley 222 de 1995 y demás disposiciones vigentes.
7. Proyecto distribución de utilidades y constitución y/o aumento de reservas.
8. Consideración y Elección Junta Directiva Periodo Estatutario 2007 - 2008 y asignación de honorarios.
9. Consideración y Elección Revisor Fiscal Periodo Estatutario 2007 - 2008 y fijación de honorarios.
10. Proposiciones y Varios.
- Consideración Reforma Estatutaria, Cambio DENOMINACIÓN "razón social", para dar cumplimiento a lo establecido en la Ley 1122 de 2007.
- Otros
11. Nombramiento Comisión Aprobatoria del Acta de la Reunión.

Para el efecto, estarán a su disposición todos los libros y demás documentos sociales a fin de que usted pueda ejercer su derecho de inspección, con la antelación de ley, en la sede del domicilio principal de Salud Total S.A. EPS-ARS. En caso de que no sea posible su asistencia, le agradecemos hacerse representar mediante poder que debe entregarse oportunamente en la Secretaría General y Jurídica de la Sociedad, Cra. 18 No.109-15 Piso 3 de Bogotá, adjuntando Certificado de Existencia y Representación Legal.

CLAUDIA MARÍA STERLING POSADA
Secretaria General y Jurídica.

Los siniestros que marcan la historia de las aseguradoras


US$2.500
millones de dólares fueron las pérdidas totales en el tifón Shanshan en Japón
900
personas murieron en la India durante las inundaciones de agosto el año pasado
US$1.700
millones perdieron las aseguradoras por los tornados de abril de 2006 en EE.UU.
Los mas costosos entre 1970 y 2005
Los huracanes, ataques terroristas, inundaciones, terremotos y maremotos, han sido los causantes de las pérdidas más significativas para la industria aseguradora en el mundo.
Estados Unidos
Japón
Europa
1 Huracán Katrina
US$45.000
2 Huracán Andrew
US$22.274
3 Terrorismo
US$20.716
4 Northridge
Junio 17 - 1994
US$18.450
5 Huracán Iván
US$11.684
6 Huracán Rita
US$10.000
7 Huracán Wilma
Octubre 15 - 2005
México, Jamaica, Haití y EE.UU.
US$10.000
8 Huracán Charley
US$8.272
9 Tifón Mireille
US$8.097
10 Tormenta diaria
Junio 25 - 1990
Francia, U.K., Bélgica, Noruega
US$6.864
Huracán
Ataque terrorista
Terremoto
Tormenta diaria
Tifón

Los ataques terroristas son catalogados por las aseguradoras como factores de riesgo que inciden en el precio actual de las pólizas.



Jorge Alberto Arciniegas J.
jarciniegas@larepublica.com.co
Bogotá

Sin aviso. Así llegaron la mayoría de los diez eventos catastróficos que le costaron a la humanidad una pérdida evidentemente irreparable y a la industria aseguradora, según un estudio de la firma Munich Re, 161.357 millones de dólares entre 1970 y 2005.

Desde los ataques terroristas del 11 de septiembre de 2001 a las torres del World Trade Center en Nueva York, hasta la embestida del huracán Katrina el 24 de agosto de 2005, todos hacen parte del listado hecho por la reaseguradora alemana en el que se evidencia el poder destructivo de la naturaleza y el terrorismo.

Sin embargo, antes que una muestra estadística de lo que puede pasarle a cualquier a cualquier país, independientemente de que éste sea económicamente solvente o no, el objetivo de la firma teutona es dejar en claro que ante un riesgo de estos no hay prevención que valga.

Según expertos de Munich Re, en el caso de las catastrofes naturales cada día es más difícil para las aseguradoras tener una garantía frente a un bien asegurado o una vida, y por eso, los precios de los seguros en ciertas partes, denominadas de alta vulnerabilidad, tienden a ser más costosos que hace algunos años.

Al respecto, el miembro de la junta directiva de Munich Re, Torsten Jeworrek, dijo que el aumento en la demanda de seguros ha sido proporcional al número de catástrofes durante los últimos años, razón por la cual, al haber más probabilidad de que algo suceda, es necesario hacer un incremento en las tarifas de aquellas zonas expuestas al peligro.

Pero, ¿Cuáles son esas zonas?. Firmas como Munich Re explican que con la volatilidad del clima durante los últimos años es difícil establecer dónde sucederá una catástrofe natural y que lo único que queda por hacer es contar con la cobertura de un seguro mientras se pueda tener acceso a él.

En Europa, por ejemplo, donde en 2006 hubo uno de los temporales invernales más violentos de los últimos 20 años, que generó pérdidas materiales por más de 1.000 millones de dólares, la mayoría de la gente contaba con la cobertura de una póliza, lo que hizo que para ellos el impacto fuera menor.

Sin embargo, ¿Qué pasaría si lo mismo volviera a suceder en otra parte del mundo en la que lo seguros no sean tan importantes como para los europeos?. Es mejor, no hacer cuentas y empezar a prevenir.

Los mas grandes desastres naturales de 2006

Fecha	País/Región	Desastre	Muertes	Pérdidas totales	Pérdidas aseguradas
Mayo 27	Indonesia	Terremoto	5.750	3.100	35
Julio - Agosto	India	Inundaciones	900	3.000	400
Abril 13-15	Estados Unidos	Tornados	1	2.500	1.700
Sep. 15-19	Japón, Corea del Sur	Tifón Shanshan	10	2.500	1.200
Jul. 12 - 18	China, Filipinas, Taiwan	Tifón Bilis (Florita)	>600	1.900	
Abril 6 - 8	Estados Unidos	Tornados	12	1.600	1.280
Agosto 9 - 16	China, Filipinas	Tifón Saomai	>440	1.400	200

Fuente: Munich Re

ANÁLISIS — REUTERS

Temor domina a inversores en activos japoneses

Londres

Los inversores extranjeros están mirando a Japón con una mezcla de ansiedad y consternación.

Aquellos que tienen activos japoneses consideran que los valores avanzarán con fuerza mientras la economía nipona muestra señales de una recuperación real.

Pero en general, los inversores globales temen que estén haciendo las condiciones que podrían impulsar al yen y a los tenedores de valores a revertir gran parte de lo que, recientemente ha mantenido a flote a los mercados financieros mundiales.

Pocos se sorprenden entonces de que todos los ojos estén puestos en Japón, siguiendo desde la tasa de crecimiento de 4,8 por ciento en el cuarto trimestre que se conoció recientemente, hasta la posibilidad de que el Banco de Japón suba las tasas de interés esta semana.

"Creemos que la economía luce mejor, pero las tasas de interés siguen muy bajas. Deberíamos esperar tasas de interés más altas", dijo John Ip, economista de Morley Fund Management.

El lado positivo de Japón para los inversores extranjeros no es difícil de encontrar. El índice Topix de la bolsa de Tokio se encuentra en un máximo de 15 años, mientras que el promedio Nikkei ronda un máximo desde mayo del 2000.

Respectivamente, los dos índices han subido más de 6 y 4 por ciento en lo que va del año, superando fácilmente a las acciones estadounidenses y a varios mercados emergentes y poniéndose a la par con los títulos europeos.

Incluso los bonos del gobierno japonés, pese a los rendimientos ultra bajos, han tenido un buen desempeño. Los papeles han mostrado los mejores retornos en comparación con sus similares de otras economías grandes en los últimos tres meses, según índices de bonos de Citigroup.

Datos de la firma estadounidense State Street indican que los inversores extranjeros destinaron 9,1 billones de yenes (76.200 millones de dólares) en acciones y valores japoneses durante el último trimestre.

Patrones de inversión

Pero parafraseando al compositor estadounidense Ry Cooder, todo lo que te hace rico te puede hacer pobre.

Si bien los tenedores extranjeros de activos japoneses se ven seducidos por los retornos y el potencial de más ganancias, otros inversores temen sobre lo que puede pasar con una economía y activos en crecimiento.

Corficolombiana
Nit 890.300.653-6

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.

IS HEREBY CALLING

For the General Assembly Meeting of Non-Voting Preferred Dividend stockholders to be held on March 15th, 2007, at 2:30 p.m., at carrera 13 No. 26-45 piso 11, Edificio Internacional in the City of Bogota, to advise on the notice for the General Assembly Meeting of Common Shareholders.

And is also calling Common Shareholders and the Non-Voting Preferred Dividend Shareholders for the General Assembly Meeting of Common Shareholders to be held on March 15th, 2007, at 3:00 p.m., at carrera 13 No. 26-45 piso 11, Efdificio Internacional in the City of Bogota

Any shareholder who may not personally attend the Assembly is kindly requested to designate proxies representing him through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

All the documents required by the law are available for the Shareholders at the Corporation's Secretary's Office.

PEDRO NEL OSPINA SANTA MARÍA
President

Bogotá, February 21, 2007

END